Chattanooga Football Club

Main Street | Entertainment | PBC and B Corps | Events | Sports

For the first time in America, a soccer club offers fans true ownership

CHATTANOOGAFC.COM CHATTANOOGA





As Chattanooga Football Club enters a new era of growth, we're inviting you to invest in our future and own part of the team. By selling equity shares, we're expanding our commitment to Chattanooga and our fans, so that when Chattanooga Football Club wins, we all win. We are leading the way in American soccer, creating a sustainable model... more

Sheldon Grizzle Co-Founder / Board Member @ Chattanooga Football Club

Why you may want to support us...

1. This is a limited opportunity to own an equity stake in Chattanooga Football Club. Supporter shares are limited to 8,000. This is real equity with real rights—each share comes with life-long voting rights and special owner privileges.

2. We have inspired dozens of community-based clubs throughout the United States, giving them hope that soccer can thrive in places we never thought possible. A successful raise will set an example and pave the way for other clubs and cities across America.

3. By becoming an owner, you're not just investing in the local soccer community, as shareholder of a benefit corporation, you're buying a piece of U.S. soccer history.

4. You can buy a share for yourself, your family, or your friends. For kids, team ownership is a gift that lasts a lifetime.

5. Chattanooga Football Club shares have financial rights and come with voting privileges, investor updates, and special owner perks.

6. We are well-established. Our loyal fan base has drawn the highest total attendance in the National Premier Soccer League over the last ten years—averaging more than 4,000 fans per game in 2017. We have set many amateur soccer attendance records, including a record-breaking 18,000 fans at the 2015 NPSL National Final, and also in 2015, we became the best amateur team in America by winning the Hank Steinbrecher Cup.

Why investors ❤ us

WE'VE RAISED $1,520,706 SINCE OUR FOUNDING

Chattanooga FC is challenging the hierarchy of American soccer... that patient, yet aggressive, ambition has been the trademark of Chattanooga FC, and it has inspired other communities to follow suit.

Howler Magazine


OWNER

I'm a little nuts

Tim Kelly

CFC Chairman



As a sports management major at UTK and a die-hard soccer fan, I understand the value that this has for East Tennessee and it's communities. I'm proud to be apart of this club!

William Chase Hamby

UTK

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Sheldon Grizzle

Co-Founder / Board Member

Sheldon is passionate for creating community with entrepreneurial principles in all aspects of life.



Tim Kelly

Chairman of the Board, Co-Founder, Board Member

Tim is the CEO of Kelly Subaru and Southern Honda Powersports and startups Zipflip and SocialBot.



Marshall Brock

Co-Founder, Board Member

Marshall Brock is a Wealth Advisor at Keel Point. He also founded Clumpies Ice Cream Co.



Krue Brock

CoFounder, Board Member, Director Foundation

Executive Director of the CFC Foundation, a community investor and teacher of mathematics.



Thomas Clark

Co-Founder, Board Member

Thomas is Director of Project Management for Lamp Post Properties



Daryl Heald

Co-Founder, Board Member

Daryl is Founder of Generosity Path: building generous individuals in the global financial capitals.



Paul Rustand

Secretary, Co-Founder, Board Member

Paul is CEO of Widgets & Stone, award-winning creative agency. Design with results.



Peter David Woolcock
Director of Game Day Operations; Ticketing



Reed Farnsley
Director of Ticketing and Camps



David Smotherman
Director of Merchandise



Charlie Milburn
Social Media and Public Relations Manager



Bill Elliott
Head Coach; General Manager



Peter Fuller
Associate Head Coach

Olivier Bruno LEMAITRE
Finance and Operations

Sean Burney
Lead Designer

Katherine Wilson
Director of Sponsorships



Jeremy Alumbaugh
Managing Director

Tina Marx
Controller

In the news

We Have the Highest Attendance in the NPSL

The National Premier Soccer League is an amateur soccer league in the U.S, with 98 clubs competing in cities from Tacoma to Miami. But no team has drawn more fans over the past decade than Chattanooga FC. We have consistently set soccer attendance records, including more than 18,000 fans at the 2015 NPSL National Final. Our fans' devotion is what gives us confidence as we grow with professional players and a longer season next year..



chattahooligan

Built by Chattanoogans, for Chattanooga.

We make Chattanooga a better place by building community, shaping culture, developing talent and uniting diverse peoples through the sport of soccer. Our fans are more than just attendance numbers. Over the last 10 seasons, we've fallen in love with Chattanooga, and Chattanooga has fallen in love with us. Our spirited fan base, the Chattahooligans, is one of the most devoted supporter groups in the U.S. We've started a youth academy, a charitable foundation, and a women's team. By eschewing a franchise model for a community-based model, we've proudly introduced thousands of people to soccer for the first time. In the process, we've also inspired dozens of community-based clubs throughout the United States, giving them hope that soccer can thrive in places we never thought possible, with the support of their communities. We are more than 11 players on a field, and our supporters are more than just fans.








Timeline



Chattanooga FC Founded by 8 Entrepreneurs
CFC Women's team is started, playing in the WPSL
CFC and the NPSL National Championship in Chattanooga dra 18,227 fans
12,484 fans att friendly with I Atlanta Unitec
CFC wins its 7th Southeast Conference title
Formalize alliances with international partners
2019
August 2019
January 2020
Chattanooga Football Club Academy was founded
CFC wins USASA Amateur Nation Championship
CFC Foundation established, and comprised of CS and Operation G Active
CFC Women first WPSL Southeast Conference Championship
Begin playing against other premier teams with professional players
Expand futsal and soccer facilities throughout the city

Letter from the Founder

In 2009, many questioned our decision to start a soccer club in the heart of SEC football country. But what seemed like a pipe dream 10 years ago has inspired communities and clubs around the U.S. to follow in our footsteps.

Our original business plan hoped for an average of 500 fans per game. When more than 1,500 showed up to our first game (and endured a thunderstorm to watch us lose), we knew our dreams could actually become a reality. Just a few years later, over 18,000 fans came out to watch us play in the national championship.

We're honored and humbled to be in this position. Chattanooga Football Club was founded by a group of local people who care for the welfare of the city and are actively pursuing it through philanthropic efforts, growing small business opportunities, building our entrepreneurial ecosystem, and more. As a founding group, we asked ourselves from day one, "How can we use soccer as a tool to improve Chattanooga and our quality of life?"

Over the last 10 seasons, we've invested in our community through time, energy, and resources. Chattanooga FC Women, Chattanooga FC Academy, Chattanooga FC Foundation, Highland Park Commons, Chattanooga Sports Ministries, and Operation Get Active are ways we've engaged, invested in, and enriched our community since 2009.

There's even more that we want to accomplish, but we'll need to do it our way, and we'll need your help. The American soccer landscape is currently dominated by a small group of wealthy owners – a model that runs counter to our community-based philosophy. Our model for long-term growth is inspired by the Green Bay Packers' community ownership structure and we have long dreamed of giving our fans ownership in Chattanooga Football Club. The time has arrived. We are now taking advantage of recent changes in securities law to offer shares in our club.

This is not just another investment opportunity, it's about love of the game and love of our community. Our shareholders will have financial rights and full representation on our Board of Directors to help shape the future of the the club. And while our focus is always local, we hope our offering inspires a wave of supporter ownership across the U.S, changing the landscape of American soccer by connecting teams with fans and the communities that love them.

We've said this from the beginning: Chattanooga Football Club is Chattanooga's football club. We've tied our fate to a long-term commitment to this community. We are Chattanooga's team. Invest in Chattanooga Football Club and help us shape the next 90 years to fulfill our dreams together.

Gratefully, the Co-Founders & Board of Chattanooga FC:

Tim Kelly, Chairman of the Board

Sheldon Grizzle, Direct

Krue Brock, President of
Chattanooga FC Foundation

Marshall Brock

Thomas Clark

Daryl Heald

Paul Rustand

Investor Q&A

– COLLAPSE ALL

What does your company do?

As Chattanooga Football Club enters a new era of growth, we're inviting you to invest in our future and own part of the team. By selling equity shares, we're expanding our commitment to Chattanooga and our fans, so that when Chattanooga Football Club wins, we all win. We are leading the way in American soccer, creating a sustainable model that's better for players, fans, and communities.

Where will your company be in 5 years?

Our goal has always been to establish a community-based club that will be around for 100 years, like soccer clubs around the world. With the experience gained over the last 10 seasons, we've established our place in the landscape of American soccer and are ready to move to the next level. We are adding professional players next year and playing a longer season in a new league we're helping launch. This is something we've been working on for years, and we are thrilled to finally see it happen.

Who are you and what is Chattanooga FC?

Tim Kelly: I'm Tim Kelly, the current chairman of Chattanooga FC.
Peter Woolcock: I'm Peter Woolcock and I'm the director of Operation Get Active, a youth sports program from the Chattanooga Football Club Foundation.
Tim: A group of friends with a passion for soccer and a passion for Chattanooga started Chattanooga Football Club in 2009. We started playing soccer in the National Premier Soccer League, and from the beginning, we wanted to play competitive soccer in front of as many fans as we could attract.
We also saw soccer as a tool to accomplish other things in the community. Over the course of ten years, we started a youth academy, a charitable foundation that uses soccer as a tool for a number of different social goals, and a women's team. We advocate constantly for the sport and for what it can do in the community. The purpose of this raise is to take Chattanooga FC from an amateur team to a professional team and to extend the team's season. We've always had a strong base of community support. It's been our dream from the very beginning to accomplish something like what in Europe is known as a supporters trust where fans partially own the team. That gives us meaningful ownership and meaningful control of the team's destiny.

How did the team get started?

Tim: It got started when two of our board members (Krue Brock and Daryl Heald) met a third board member, Thomas Clark, who played in the NPSL in Birmingham. He approached two of our other members and said, "There is this great soccer league, but the team I played for in Birmingham wasn't great. Wouldn't it be cool if we could start a team in Chattanooga?"
They called a couple of friends who called a couple of friends, and that really became the founding board. I got involved because I knew the man who ran Finley Stadium, which was a big community stadium that wasn't being used in the summertime. The facility was not being used to its potential and losing money. I called him and he said, "Sure. Nothing's going on there and anything that can generate revenue would be great." We put a business plan together and had a team on the field within a couple of months.

How has the team grown?

Tim: In the beginning, we said we would be happy if we had 500 fans at a game. Lo and behold, we had 1,600 in a thunderstorm at our first game. At that point, we knew we were onto something. A strong group of supporters formed quickly. They call themselves the Chattahooligans and over the course of ten years, they have distinguished themselves as one of the finest sports support groups in the United States.

What's unique about the way your club operates?

Tim: The American sports landscape is dominated by a franchise sports oligarchy that owns franchises and moves them around from place to place depending on what deal they get. We operate in complete contrast to that. We've said that we will never leave Chattanooga, for better or worse. We are a community-based club, and for the last ten years, we've been looking for the proper way to give fans ownership. It wasn't until crowdfunding was formed in 2016 that it even became possible. People should understand that our community-based model is an existential threat to the franchise model. If we can be successful without paying franchise fees, it's a big problem from the guy selling the franchise. The USL has announced that they're also going to put a team here to try to stop this in its tracks. So it's really the perfect time for us to make the leap into the professional ranks.
The phrase that we've come up with to market ourselves in this period is "Built, not bought." That says it all. If you look at our social media and the way fans have reacted to that announcement, you see that our level of community support is pretty emphatic. We embrace a slow-growth, deep-rooted model that will ensure we're here in 100 years. That's our aim. Peter: On a national level, there's a lot of other amateur clubs that look to Chattanooga Football Club. There's a lot of local context tied to Chattanooga, but there's also a national interest, especially among amateur clubs. They're definitely looking at us to see what move we make next. That's why we think doing crowdfunding and giving people the opportunity to buy into the club is going to be the start of a significant trend.

How many people are attending your games?

Tim: We've set almost every attendance record for amateur soccer. Our average attendance is higher than many clubs in much larger cities and in higher divisions. In fact, we had a national championship game a few years back that had 18,000 people in attendance, and we've had a number of 11,000 and 12,000 games. Our average attendance last year was almost 4,000, and that was an off year.

Do you own or rent the stadium you use for games?

Tim: We play in Finley Stadium, a 20k seat facility that's the largest in Chattanooga. I'm on the board of the Stadium Corporation that operates the stadium, but it does not belong to us. We've got a lot of equity built up with our fans, I think because we've always tried not to be extractive, and price things fairly. For years, we had a $5 ticket. We're up to $10 now, but part of this process will be to convert from a C-Corp to a Benefit Corp, because the fact is that we're not trying to wring every last dollar out of our fans. That said, we would love to have the latitude and the flexibility that our own stadium would bring us some day in the future, but at this point, we are in a city- and county-owned facility, and we'll be leasing from them under the best terms we can negotiate. We are proud of the fact that we've never asked for taxpayer dollars- on the contrary, by helping Finley stay profitable, we save the taxpayers money, because before we came along, the City and County had to fill the stadium's operating deficits.

Do you have any plans to have your own facility?

Tim: Well, life would be a lot easier if we had a viable second alternative, both from a scheduling standpoint and the ability to keep all revenue in house. So as I said, Finley is home for now, but we'd love to start exploring some alternate sites for exhibition games and dates where we might have a scheduling conflict at Finley.
We studied the Green Bay Packers model pretty extensively prior to the crowdfunding law passing and turned it over like a Rubik's cube about 1,000 times trying to figure out how we could do something like that. Just like the Packers, they've done three or four series of raises over the course of time. I think we could do a subsequent raise in a few years to help build our own stadium, but that's not in the cards right now.

What are the economics of the soccer team?

Tim: The typical soccer team derives roughly equal parts of its revenue from sponsorship and ticket sales. Last year, as a purely amateur team playing three months out of the year, we were at basically 45/45 ticket sales and sponsorships and then roughly 10-15% for merchandise. Another small percentage comes from our youth soccer camps. Healthy merchandise can make the difference between profitability and loss. This last season we did about $750,000 in revenue. With most professional soccer teams, any surplus goes back into players, but if we play a fully professional, full season next year, we're looking at revenue projections that would be many times that.

What would give you the ability to raise so much more revenue?

Tim: Games are revenue events for us, so it's really about getting more games. The way we are doing things is not novel. It's only novel in this country. This is just the way soccer is done in the rest of the world. There are a lot of people who are frustrated with the status quo in American soccer. We've found a lot of those folks will come out of the woodwork to buy our merchandise and buy tickets to our games in support of us.
By opening this up to a crowdfunded raise, we're not counting on purchasers from outside our immediate area, but I do think we'll have a fair number of people that will want to buy shares from outside the area for philosophical purposes or because they think they're supporting the good guys.

Which league are you in and how big is it?

Tim: We're in the National Premier Soccer League, or the NPSL. The league is unofficially in the 4th tier of the U.S. soccer system and has 14 conferences in 4 regions.
There are 81 teams in our league. It's very difficult to win because it's a big country, there are a lot of divisions, and it's a grueling process to get through it. To try to win your way to the top of an 81-team league is a Herculean feat, and our fans care just as much if we win the league as NFL fans care if their team wins the Super Bowl.
The NPSL Pro, the league that we're joining with this raise, is projected to have probably eight teams in the league in the first year and then would grow from there as a lot of these amateur clubs move up. Peter: There's excitement in the top half of the division in a traditional promotion and relegation type system, and then there's excitement in the lower end of the division because you've got the risk that if you don't do well, you're going to go down. Whereas in MLS, you could get halfway through the season and not make the playoffs, but you're not losing anything at the end of the year. There are no consequences for poor performance.
Soccer is the biggest global sport, and it would be awesome to see if we can try and align ourselves better with all the other countries around the world that have promotion/relegation. We have a real opportunity here in the U.S. with all these other hundreds of amateur clubs around the country.

Would you go to the MLS if given the opportunity?

Tim: This is getting into the politics of U.S. soccer and the closed system versus the open system, but in order to get an MLS team, you have to write a check for $250 million, and you have to be in one the largest metro areas in the US. MLS would never allow a team in Chattanooga. If you want a team in the USL, the number is $7 million, and Chattanooga is really still too small based on the fact that it's the 100th largest metro area in the US. So we are basically permanently relegated to lower division status just based on the fact that we live in a smaller city. This is the only country in the world where the sport works this way. In the rest of the world, you field a team and if you win your division, you get promoted to the next league up the following year. You either win your way up or lose your way down. The easiest way for people to understand that is a baseball analogy. If you're familiar with Major League Baseball, there is AAA, AA, and A. It would be like if the three worst teams in Major League Baseball got sent down to AAA the following year and the best three teams from AAA got promoted to the Major Leagues, and so on down the line. That's the way soccer works in every other country on the planet. We're not betting that that happens in the U.S. very soon, but we hope that it happens eventually and think that it should happen. It would be a great thing for us if it did happen.
I think our target investors are people who believe in that David versus Goliath dream. If we were getting the chance to move up to to the MLS and we had the funding, we would probably do it, but what we'd rather see is an open system in the United States. We feel very strongly that it's not only the right thing to do in general terms, but it's the only way that American soccer is going to reach its full potential. We need a system of promotion and relegation to unleash the competitive forces and waves of investment that will get us there.

Are there any outside factors investors should be aware of?

Tim: For full disclosure, there is an antitrust lawsuit pending against the U.S. Soccer Federation by the NASL, which was a rival league to the MLS and an advocate of the open system. We think the suit's got quite a bit of merit. So from an investor's viewpoint, it's a bet on the validity of that suit, because if the suit prevails and we get promotion-relegation like the rest of the world has, then the valuation of a club like ours would immediately go up based on the possibility that we could win our way up to a higher league. Conversely, if that doesn't happen, things just will remain the same. So there isn't a big downside risk there, but significant potential upside. And of course, with another team (USL D3 Chattanooga Red Wolves SC) coming in here to try to capitalize on our success, there is a chance they siphon off some of our fan base, which would make our business model more difficult that would hurt our revenue.

When you say you're an amateur soccer team, does that you don't pay any of the players? And do you want to move into a place where you are paying them?

Tim: Currently, we don't pay the players. We make them as happy and comfortable as possible within NCAA or NAIA guidelines. A real point of this crowdfunded raise is to be able to afford a professional staff needed to run a professional team on a nine-month basis. Our operational budget with a professional player payroll is projected to be about $1.3 million. You're talking about a player payroll of between $300,000 and $500,000 and front office and overhead staff for another $250,000 to $300,000. Then various administrative expenses and travel expenses make up the difference, as travel expenses are fairly significant.

How do you build to 20,000 average attendees?

Tim: If we can move up in leagues, whether we have to buy our way up or get promotion-relegation here, that would certainly draw more attention to our club. I think another really untapped piece of revenue is over-the-top media services. We think there's a great opportunity with streaming. We stream all our games now and had 30,000 viewers last season.
The other thing we're working on is a bet on the new league, and I'm on the committee that is helping put that together. We're working on putting together the right type of revenue-sharing deal with the league.
The authenticity of our type of soccer is the thing that sets it apart. We jokingly refer to the franchise soccer as McSoccer. It does not have the level of fan engagement and passion that ours does, and that is because it's canned, pre-fab, where ours grew from the roots up.
In terms of butts in seats, we do well. Our key performance indicator is attendance per capita. Chattanooga has a market of about 550,000 people. If you can get 1% of the population in your stadium at any given time, you're doing well. For us, that would be 5,500 people. Is it possible to do more than that? Yeah. On an average basis, we think 6,000 to 7,000 fans a game would be ringing all the bells and bring more revenue.
What we've done already has been with an advertising budget of maybe $50,000. If we were better capitalized, we could more heavily promote the games, and certainly sell more tickets. In this new league, we'd be playing the New York Cosmos, Detroit, and Miami, some bigger markets. That would obviously be a more appealing draw for fans.
Peter: We have the ability to keep our ticket prices relatively low compared to another professional team that has to pay big franchise fees and all the rest of it. We've got more flexibility to not scare people away with high ticket prices, and that's a key thing for our community here in Chattanooga. And our ticket pricing model will always be flatter and simpler than our competitions. That philosophy reflects our general philosophy of an egalitarian, community feel.

Are you the only soccer team in the area?

Tim: There are a couple of college teams, but nobody that draws anything like we draw and certainly not over the course of the same season. There's a USL D3 team that is slated to start here, though, and they'll be our primary competition.

Do you think your success so far is about soccer or is it the fact that Chattanooga has been craving a team representing the city for so long?

Tim: I think it's a little bit of both. A lot of people come to the games because it's a conduit for their strong sense of place and community pride, and then they fall in love with the soccer. Then it becomes a flywheel effect when they bring friends, but it is more about the community and about expressing their love than it is about the game itself. People are surprised to learn Nashville has a hockey team. They could be playing ping-pong and Nashville would show up, though, because what else are you going to root for? But the difference with a franchise operations so common in American sports is that a franchise operation is exactly that. It lacks real authenticity because deep down people know that the franchise could change their team affiliation or could just pick up and leave if the owner is not getting a good return. That's where we are fundamentally different. We were founded by Chattanoogans for Chattanooga, and we're never leaving. This is not an uncommon thing in Europe where teams are deeply rooted in their communities.

How do you build a great team that fans are going to want to follow?

Tim: Since the early days of the club, I have always been an advocate for what I jokingly refer to as the Chicago Cubs model (this was before the Cubs won the World Series, mind you), which I would sum up this way: if you have a great environment, passionate fans, and good branding, then you really don't have to win a ton of games for people to show up and have fun. They will come for the love of that team and the experience. That being said, we have an overwhelmingly winning record, and we certainly want to win, but we have never relied on winning to put people in the stands.
This year was a good example. We only made the first playoff game. The team had a little trouble scoring goals, so not as exciting a team as we've had in some prior years, but we still met the attendance we wanted. It was still sufficient and the highest of any team in our league of 81 teams.

What happens if the city gets a basketball team?

Tim: The conventional wisdom is that this is really about competitive choices. I would say that we've got a significant first-mover advantage over any team that comes after us. We know people form emotional connections with teams, and we've got plenty of fans with tattoos of our logo, which is the highest compliment, really. Our stickers are all over everything here. The depth of engagement is super strong. Basketball, just demographically, wouldn't be a huge threat. Hockey similarly would be expensive, and I imagine because of what's going on in Nashville it might cut into our games a little bit. We play concurrently now with the AA baseball team, and we've done everything we've been able to do over the course of ten years playing in parallel there.

What are you afraid of?

Tim: We are somewhat worried about this other USL team coming in simply because our model is under threat. While we don't think they'll peel out many of our fans, they'll probably peel out a few, though on the other hand, having two teams might just grow the overall market for soccer in Chattanooga. The other thing would be the stadium issue. I'm just one board member on the stadium and at times we have a contentious relationship with them. They're worried about their bottom line, and we're worried about our bottom line. We need to negotiate a mutually beneficial contract, but we feel we can.

Why are you particularly qualified to run a soccer team?

Tim: First and foremost, we have a ten year track record. Ten years ago, I would have had to rely on just general business experience, but what we've done over the course of the last ten years has been pretty extraordinary, and we have learned a tremendous amount from that experience. We've also gotten a fair amount of international attention because, as we've said, if soccer can make it here on the buckle of the Bible Belt, then soccer has truly made it in the United States.

We've learned a lot. We were a startup in 2010. I'm a serial entrepreneur and have owned and started quite a few businesses (7 and counting). My fellow board members and I bring a lot of varied background and experience to the project, and we know how to do it. Directly or indirectly, we've helped spawn four or five of the other large, independent teams in the United States. Our track record is fairly extensive and speaks for itself.

Peter runs the largest program within our foundation (Operation Get Active), and our foundation is a huge part of what we do. Part of what allows fans to really fall in love with us is our commitment to the community. It's not just photo-op commitment to the community. It's a real commitment.

Peter: I grew up supporting my local team in England. I'm an absolute soccer fanatic, and I still play the game. I was brought up in a country with a completely different system to what it is here. I would love to see soccer in the U.S. be more like it is in the rest of the world. That's from a personal standpoint. Then I'm involved in the club on our community side running an after-school soccer program called Operation Get Active. We're trying to get kids to simply be active through the game of soccer. We're working with 20 of our inner-city elementary schools, kids that don't get much opportunity to participate in recreation programs. We provide our program for $10 for a season, which is around ten weeks, and these kids practice twice a week after school. We're looking at close to 800 kids that will be participating in our program this fall. We also work with kids and adults with disabilities because we believe it's really important that those people are included in what we're doing here in the club.

We're seeing some real talent in our community. There are a lot of kids who have strong abilities, but there's no path for them to go on and play for our first team. We're trying to make that for them so that we can see some kids that do our program at an elementary school, one day go on and play for Chattanooga Football Club and even look to make a career out of the game.

What are sponsors looking for in their relationship with you?

Tim: None of our community programs would be possible without our sponsors. The other thing that demonstrates the depth of engagement is sponsorship, and Volkswagen was our sponsor for our first year. We now have really solid corporate support, both on the team side and on the nonprofit side from Volkswagen.

I sold sponsorships personally for the first seven years, and then in the last couple of years have turned it over to a team that helps do it. We have not really had to quantify benefits for sponsors. We do occasionally have one represented by a third party ad firm that wants to know how many eyeballs they got and how many clicks the website got. One of the things we'll be able to do with a bigger staff is to quantify sponsor benefits better.

My main business through the course of my life has been the car business. As a car dealer, I'm usually on the other end of a sponsorship pitch. I've usually got people asking me for money. I'm very familiar with it and I'm familiar with what it takes for a business to feel as though they've gotten value for the dollar. Our mantra from the very beginning is to make sure that sponsors feel like they've gotten more than they've paid for. We've yet to lose a major sponsor in ten years. Part of that has to do with the level of engagement of our fans. Our fans are extremely passionate and they tend to patronize our sponsors and our sponsors see that.

Paint us a picture of how you see America's overall excitement for watching sports and particularly soccer, and how do you think that will evolve in coming years?

Tim: I think the easiest way to understand that is to look at what Arthur Blank has done in Atlanta with the Atlanta United. Those guys came up to Chattanooga and took a look at our model because Darren Eales, their general manager, came from England and had heard what we did and wanted to see how a team in the American South- where most people didn't think the sport would ever be popular because it's SEC football country- was managing to energize soccer fans. In fact, the first game Atlanta United ever officially played was in Chattanooga against us.
Interest in baseball is waning among youth. We all know about the concussion issues with the NFL. The future belongs to soccer, but it's actually the stagnancy of the MLS/USL model that's holding it back. If soccer had an open system and more teams were able to render the depth of engagement that our fans have, soccer would be there a lot faster. That also has an impact on the success of the national team. An open system creates an investment dynamism that just can't be simulated in a closed system.
Peter: We have the World Cup coming here in 2026. We've got huge buildup time for that where the world's attention is on U.S. soccer and the majority of the games will be played in the United States. That is another huge opportunity for us to further champion our cause of an open system here. It would be phenomenal if we can have it up and running and show that it's gaining momentum and the buildup to that.

Financials

Chattanooga Football Club has financial statements ending December 31 2019. Our cash in hand is $468,000, as of April 2020. Over the three months prior, revenues averaged $60,000/month, cost of goods sold has averaged $42,100/month, and operational expenses have averaged $123,700/month.

At a Glance

January 1 to December 31

$1,009,938
Revenue

-$1,160,266
Net Loss

$0 [100%]
Short Term Debt

$872,750
Raised in 2019

$468,000
Cash on Hand
As of 04/29/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Beautiful Game, Inc. (the "club") has capital and liquidity to support the back-office operations during the offseason and invest in needed capital expenditures such as equipment. Cash decreases between 2018 and 2019 as the club incurred expense as it expanded the team image within the community. Subsequent to December 31, 2019, the club raised $605,000 in private capital.

2018 and 2019 were years of growth for the club and a time spent expanding brand recognition. The club increased its back-office support to cultivate additional partners in the community and increase brand awareness through social media and increased ticket sales. The capital gained in the public funding allowed for the growth of the team and the transition for a local soccer club to a professional soccer club.

Milestones

Beautiful Game, Inc. was incorporated in the State of Tennessee in October 2018.

Since then, we have:

-The club joined the National Independent Soccer Association (NISA) for the 2020 season. In 2020 we plan to reduce our losses and be at break-even by the end of 2021. As Chattanooga and the surrounding metropolitan area grows, so does the support and brand of the club.

-The CFC finished third in the NPSL Members Cup in 2019.

-We increased and strengthened our partnerships within the community. This includes our relationships with our own Academy, Foundation Grassroots Programs, and outside recreational
soccer partners. We have been able to connect with the families within those partnerships on a deeper level, which in turn has connected us to make our community a stronger place to live, work, and play. The support from those programs is now stronger than ever before.

Historical Results of Operations

Our company was organized in October 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $1,009,938 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was 25.01% in fiscal year 2019, compared to 0% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $401,460, including $99,715 in cash. As of December 31, 2018, the Company had $688,595 in total assets, including $414,034 in cash.
- *Net Loss.* The Company has had net losses of $1,160,266 and net losses of $105,356 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $41,360 for the fiscal year ended December 31, 2019 and $146,004 for the fiscal year ended December 31, 2018..

Liquidity & Capital Resources

To date, the Company has been financed with $1,520,705 in equity.

We will require additional financing in excess of the proceeds from the public offering in order to perform operations over the lifetime of the Company. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of the offering will be sufficient to enable us to implement our strategy. In the first quarter of 2020, additional private capital was raised.

Runway & Short/Mid Term Expenses

Beautiful Game, Inc. cash in hand is $468,000, as of April 2020. Over the last three months, revenues have averaged $60,000/month, and operational expenses have averaged $123,000/month, for an average loss rate of $83,000 per month.

We are launching an extended season league with professional players that will allow us to generate revenue beyond the bounds of our historical season. Will we also be expanding the size and expense of our front office staff in order to generate additional ticket and sponsorship revenue during our new, extended season from March-November.

Our expenses will rise as described above; however, our revenues will also increase with more games and increased sponsorship revenues.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -115%

Gross Margin: 25%

Return on Assets: -289%

Earnings per Share: -$37.97

Revenue per Employee: $126,242

Cash to Assets: 25%

Revenue to Receivables: 3,005%

Debt Ratio: 0%

2019 Annual Report GAAP Unaudited With SE.docx

Chattanooga FC Inc. Review 12-3-2018.pdf

A Beautiful Game Inc Review 11-30-2018.pdf

Risks

1. **Small Management Team.** Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

2. **Competition.** The Club will be facing competition from a new team that has announced it will also be playing in Chattanooga. Although the club feels strongly that its fan loyalty will sustain its business model, there is a risk of lower attendance and revenue due to the competition from the new club.

3. **Stadium Lease Terms.** The Company leases the use of a stadium; it does not own its own stadium. The current lease is a 2 year commitment with an option for a 1 year extension through the 2021 season. While the team's lease is a significant source of revenue for the stadium, there is no guarantee that the lease will be renewed for the Company on similar or feasible terms in the future. Should the Company's lease expire or should the Company and the stadium fail to come to agreement, the Company would need to find another venue and there is no guarantee that another facility would provide similar features, cost-effective lease terms or revenue stream opportunities.

4. **Risks Related to a Change of League.** The Company intends to move its team from the league in which it currently competes to a new league in 2020. The Company believes that a change to a new league will increase revenues but the change is also expected to increase costs including payroll for professional players, travel costs, administrative and front offices costs and other costs related to a longer playing season. Increased costs may negatively impact the profitability of the Company if anticipated revenues related to the change of league are not met.

5. **Company has a limited operating history.** Company was incorporated in October 2018 and has been operating since May 2009. The Company was initially operated on a volunteer basis and only recently hired staff. Prior to the hiring of an executive, the Company was profitable. Since the hiring of a full time executive, the Company has not consistently produced a profit. There is no assurance that the Company will ever produce significant or any profit. As a relatively new enterprise, the Company are likely to be subject to risks that management has not anticipated. It is possible that the proceeds from this offering and other resources may not be sufficient for us to continue to finance operations as projected.

6. **Company has incurred losses and may incur future losses.** The Company has had years of profitability and years of losses. The Company expect to experience losses from operations for some time during this transition to a new league. The Company cannot predict when or if the Company will become profitable. If the Company achieves profitability, the Company may not be able to sustain it.

7 **Company's Operating Costs May Rise**. The Company has budgeted for a wide range of operating costs based on current conditions; but unforeseen conditions could cause operating costs to rise substantially. For example, stadium leasing fees, administrative costs, costs due to expansion into a new league among others may all be larger than expected. An increase in such projected costs or in other operating costs could cause the Company to be unprofitable.

8 **The Company may not have sufficient financial resources to successfully compete in the semi-pro or professional sports industries.** A large number of enterprises provide similar services. The Company will be competing with startup and established businesses that may have an operating history, greater financial resources, management experience and market share than the Company have. There can be no assurance that the Company will be able to compete or capture adequate market share. The Company may not be profitable if it cannot compete successfully with other businesses.

9 **The Company depends on the services of key employees, whose knowledge of semi-pro and professional soccer would be difficult to replace.** The Company currently does not have a firm plan fully detailing how to replace these persons in the case of death or disability, although this is mitigated by significant skill redundancies among the founders. The Company's success also depends on the Company's ability to recruit, train, and retain qualified personnel. The loss of the services of any of the key members of senior management, other key personnel, or the Company's inability to recruit, train, and retain senior management or key personnel may have a material adverse effect on the Company's business, operating results, and financial condition. The business may be harmed if the Company lose the services of these people and the Company are not able to attract and retain qualified replacements.

10 **Control of the Company**. Control of the Company and all of its operations are, and will remain, solely with its (Officers, Directors, Managers). Investors must rely upon the judgment and skills of such persons.

11 **Unfavourable weather, earthquakes and other natural disasters could impact the Company's success**. The Company intends to build/has built its project in a geographic area which is exposed to earthquakes, weather-related problems, and other natural disasters. Such disasters could cause damage to the project; interrupt power supplies; hamper delivery of water to or from the plant; or otherwise lead to a loss of revenue or an increase in costs to the Company.

12 **The Company's success depends on the ability to obtain, maintain, defend and enforce intellectual property rights.** The Company's ability to compete against other businesses selling similar products depends on its ability to secure and enforce intellectual property rights, including trademark and trade secret rights. However, there is no guarantee that any trademark applications that the Company have filed (or the Company may in the future file) will be approved, and any trademark registrations that have issued (or may in the future issue) could be held invalid due to the Company's conduct or challenges by third parties. The Company could lose its trade secret rights if the Company fail to properly protect confidential information. Even to the extent that the Company's intellectual property rights are valid, enforcing those rights could involve costly legal processes that the Company may not be able to bring to a successful conclusion.

13 **Payment of dividends.** The Company is not required to, and there is no guarantee that the Company will, pay dividends in any year.

14 Paul Rustand is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

15 Tim Kelly is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

16 Thomas Clark is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Sheldon Grizzle	Contractor @ Beautiful Game, Inc dba Chattanooga Football Club	2018
Hiren Desai	Real Estate Developer @ 3H Group	2019
Jeremy Alumbaugh	Coach and Sports Director @ Beautiful Game, Inc	2019
Tim Kelly	Auto Dealer @ Kelly Auto Group, Inc	2018
Paul Rustand	Designer @ Widgets and Stone, LLC	2018
Barry Large	Venture Capitalist @ Lamp Post Group	2019
Frank Kruesi Brock, Jr	Executive Director @ Chattanooga FC Foundation	2018
Daryl Heald	Philanthropic Consulting @ MacClellan Foundation	2018
Marshall Brock	Investment Advisors @ Keel Point Advisors	2018
Thomas Clark	Real Estate Analyst @ Lamppost Properties, LLC	2018

Officers

OFFICER	TITLE	JOINED
Sheldon Grizzle	Vice Chairman	2018
Tim Kelly	Chairman	2018
Paul Rustand	Secretary	2018
Thomas Clark	Treasurer	2018

Voting Power

No one has over 20% voting power.

Past Equity Fundraises

DATE	AMOUNT	SECURITY
06/2019	$872,750	Priced Round
12/2018	$447,956	Priced Round
11/2018	$200,000	Priced Round

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$50,000	85% -- professional player payroll 10%-- marketing 5% -- Wefunder Intermediary fee
$1,070,000	50% --player payroll 20%--marketing budget 15%-- travel budget 10%-- international friendlies 5% -- Wefunder Intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class S Units	20,000	6,972	No
Class B Units	5,000	3,583.650175	No
Class A Units	20,000	20,000	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.